Exhibit 1

FOR IMMEDIATE RELEASE	20 September 2010

WPP PLC ("WPP")

Wunderman acquires majority stake in leading digital agency,
Comwerks Interactive, in Singapore

WPP announces that its wholly-owned operating company Wunderman, the global relationship marketing network, has agreed to acquire a 51% stake in Comwerks Pte Ltd ("Comwerks Interactive"), a leading full service digital agency based in Singapore with a strong client base in the government and public sectors.

Founded in 2002, Comwerks Interactive specializes in digital media and web 2.0 solutions.  The agency employs 22 people and clients include eBay, Ministry of Law, Ministry of Manpower, National University of Singapore and People's Association.

Comwerk’s unaudited revenues for the year ended 31 December 2009 were S$1.5 million, with gross assets at the same date of S$1.0 million.

As a result of this deal, Wunderman's digital presence in the rapidly building Asian market is further strengthened and with Wunderman's backing, Comwerks Interactive will be positioned as one of the top 5 digital agencies in Singapore.  Wunderman is ranked the world's largest digital and interactive network with revenues of almost US$900 million and the network has been named in independent research as one of seven digital leaders.

For WPP, this investment continues the Group's strategy of developing its networks in important markets and sectors and strengthening its capabilities in digital media.  Singapore is a key market where the Group has a major presence through its many operating company networks. Collectively the Group employs more than 2,400 people in the country and revenues including associates stand at around S$350 million.

Contact:
Feona McEwan, WPP www.wpp.com	T+44 (0)20 7408 2204